


03018959

South Carolina's Bank

First National Corporation

2002 Annual Report





Building South Carolina Bank and Trust

When our Board of Directors first began discussing the idea of going statewide in the late 1990's, we knew there were issues we had to address. At that time, we were a 60-year-old company focused on rural communities. Although these stable markets enabled us to grow, we knew we needed the balance in higher growth markets to continue to give our shareholders strong growth in earnings per share. We wondered how well our style of banking would be received in larger, affluent markets.


SCBT
SOUTH CAROLINA
BANK AND TRUST

We also needed a new name that people could connect with. With thirteen other banks in South Carolina having "first" in their name, we knew we had to stand out. Even our customers found our three identities confusing. We wanted people to have a distinct message about who we are with one look at our logo.

It's now 2003 and our subsidiaries have new names and new logos to present a clearer picture of who we are. We looked to the people of South Carolina to choose our name and market research shows their perceptions of our name ring true – we're about people, relationships and community. One unexpected benefit was the word trust means more to consumers than a service the bank provides.

We have recently moved into our new corporate headquarters in Columbia, South Carolina's capital city. Where we are today is the culmination of years of work but one thing's for sure. We may have a new name but our founding principles remain constant.

"Our focus on employees and customers is the formula for success that equals results for our shareholders."

C. John Hipp III

Chief Executive Officer
First National Corporation
South Carolina Bank and Trust


SCBT
SOUTH
CAROLINA
BANK AND TRUST



Financial Highlights



(dollars in thousands except per share)	Year Ended December 31 2002	2001	% Change Increase (Decrease)
For the Year			
Interest income	$ 67,486	$ 74,472	(9.38%)
Interest expense	18,747	29,972	(37.45%)
Net interest income	48,739	44,500	9.53%
Provision for loan losses	3,227	2,304	40.06%
Noninterest income	17,681	13,680	29.25%
Noninterest expense	42,567	37,133	14.63%
Income before provision for income taxes	20,626	18,743	10.05%
Provision for income taxes	6,792	6,486	4.70%
Net Income	13,834	12,257	12.87%
Per Common Share			
Net income	$ 1.80	$ 1.59	13.84%
Net income, diluted	1.79	1.59	12.58%
Cash dividends	0.57	0.52	9.62%
Book value	13.49	12.15	11.03%
Key Performance Ratios			
Return on average assets	1.28%	1.21%	5.79%
Return on average equity	14.09	13.64	3.30%
Nonperforming assets as percentage of assest	0.51	0.47	8.51%
Average stockholders' equity as a percentage of assets	9.05	8.81	2.72%
Selected Year End Balaces			
Assets	$1,144,948	$1,025,682	11.63%
Loans, net of unearned income	902,563	768,864	17.39%
Investment securities	164,951	189,933	(13.15%)
Deposits	898,163	811,523	10.68%
Borrowings	49,500	116,117	57.37%
Stockholders' equity	103,495	93,065	11.21%
Number of common shares outstanding	7,673,339	6,964,878	10.17%

(dollars in thousands except per share)	2002	2001	2000	1999	1998
	Year Ended December 31				
Summary of Operations					
Interest income	$ 67,486	$74,472	$73,846	$60,569	$ 54,487
Interest expense	18,747	29,972	33,232	23,916	23,122
Net interest income	48,739	44,500	40,614	36,653	31,365
Provision for loan losses	3,227	2,304	1,838	1,613	1,213
Net interest income after provision for loan losses	45,512	42,196	38,776	35,040	30,152
Noninterest income	17,681	13,680	10,971	9,727	8,856
Noninterest expense	42,567	37,133	34,096	33,802	26,866
Income before provision for income taxes	20,626	18,743	15,651	10,965	12,142
Provision for income taxes	6,792	6,486	5,118	3,025	3,871
Net income	13,834	12,257	10,533	7,940*	8,271
Per Common Share					
Net income	$ 1.80	$ 1.59	$ 1.36	$ 1.03	$ 1.12
Net income, diluted	1.79	1.59	1.36	1.02	1.10
Book value	13.49	12.15	10.97	9.85	8.46
Dividends	0.57	0.52	0.49	0.47	0.44
Dividend payout ratio	31.74%	32.63%	36.09%	40.14%	33.82%

*In 1999 non-recurring expenses associated with the acquisition of FirstBancorporation and two Carolina First branches reduced net income by $1,684,000.

For more financial information about the company, please refer to First National Corporation's 2002 Annual Report on Form 10-K, a copy of which is included with the package provided to the company's shareholders in connection with the company's 2003 annual meeting of shareholders.



Through the superb caliber of services our customers receive everyday, relationships have not only blossomed but have grown deep roots.


SOUTH CAROLINA BANK AND TRUST

A letter to our shareholders, customers and friends

Ten years ago, we realized the face of the banking industry was changing. As a result, we began to craft a vision to further commit our company to a personalized style of banking that had all but disappeared. As faceless out-of-state banks acquired local banks at a staggering rate, we made a commitment to our belief that the people of South Carolina deserved a dependable local bank for financial products and services. Now years later, that vision is a reality. It is our honor to announce the year-end results of First National Corporation and its subsidiaries – South Carolina Bank and Trust, N.A., South Carolina Bank and Trust of the Pee Dee, N.A. and South Carolina Bank and Trust of the Piedmont, N.A.

2002

- **Assets surpassed $1 billion**
- **Earnings increased by 12.9%**
- **Loans grew by 17.4% from the prior year's ending total**
- **Deposits rose 10.7% from the prior year's ending total**
- **Opened new loan production office in West Columbia**
- **Opened branch in Greenville**

Building on History. Our company was founded in 1934 to provide community-based banking services. Since then, we have remained true to our mission and we have been rewarded with a company that has consistently been a strong, stable investment. In 2002, our net income increased 12.9% to $13,834,000 from $12,257,000 in 2001. Earnings per share (EPS) grew similarly, with the value rising to



From Left to Right:
Dwight W. Frierson, Vice Chairman of the Board
Robert R. Horger, Chairman of the Board
C. John Hipp III, Chief Executive Officer

$1.79 per diluted share. We're pleased to report that all three subsidiary banks and our consumer finance company performed profitably in 2002.

While 2002 was a successful year in urban markets like Greenville and Columbia, it is also important to note that much growth came from existing markets where banking relationships have flourished for decades. We experienced marked growth in 2002 while we remained true to our pursuit of solid financial performance.

In 2002, our assets increased 11.6% reaching a new benchmark of $1,145,000,000. Two measures of earning power also continued to climb in 2002. Our return on average assets (ROA) rose to 1.28% from 1.21% in 2001. And return on average equity (ROE) increased to 14.09% from 13.64% in 2001.


EARNINGS PER SHARE
(diluted)
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
$1.10
$1.02
$1.35
$1.59
$1.79
98
99
00
01
02

In spite of a soft economy, our stock value increased from $17.55* in 2001 to a noteworthy $24.00 per share. Our loan portfolio grew 17.4% and deposits for all three banks at year-end were 10.7% higher than 2001. The past year was a pivotal moment in our bank's growth and we are poised to enter 2003 as financially strong as ever. We owe a debt of gratitude to our employees who committed themselves to these levels of performance.

Committing to a Vision. When we recently celebrated the grand opening of our 57,000 square foot corporate headquarters in Columbia, we were one step closer to realizing our goal of statewide coverage. Reaching this goal would have been impossible without the continued dedication of our bank's greatest asset – our more than 540 South Carolina Bank and Trust employees.


DIVIDENDS PER SHARE
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.44
$0.47
$0.49
$0.52
$0.57
98
99
00
01
02

In 1994, our assets were approximately $300 million. With a vision to bring our style of banking statewide, we looked to our employees to examine our internal procedures and modernize our technology. We centralized support functions and through attrition only, we reduced staff size and eliminated duplicated services without sacrificing local decision power. Throughout our history, we're proud of the fact that no employee has ever been laid off. Preparation for growth, while difficult, has resulted in many wonderful and unexpected benefits for our staff and company.

* *Adjusted to reflect a 10% stock dividend distributed in December 2002.*

Through a caring corporate culture and emphasis on personal development, we're pleased employee turnover is an industry low of 10%. We've improved and upgraded our technology to enhance our employees' working environment and our customers' banking experiences. One confirmation that we were on the correct path was the success of our expansion efforts in Hilton Head and Rock Hill. Both were profitable in a very short time - 14 months versus an industry average of 36 months.

Our company has nearly quadrupled in size since 1994, with assets of $1.15 billion at the end of 2002. Our employees made much of this growth possible. Through the superb caliber of service our customers receive every day in branches across South Carolina, relationships have not only blossomed but have also grown deep roots.

Planning for Our Future. While we are positioned for continued growth in 2003, our careful commitment to managed growth will allow us to capitalize on opportunities as they arise. Our lending capabilities are strong and sound. We will seek opportunities in new markets with careful attention to ensuring the right team is in place to make the opportunity a reality.

We will further diversify revenue streams while maintaining our ever-present commitment to personal service. We guarantee responsive, personal banking to all of our customers whether they are large corporations with multiple needs or individuals preparing to open their first checking account.

We are well underway with our mission to be South Carolina's premier community bank and we look forward to even more progress in 2003. We thank our faithful customers, dedicated and able employees and the 4,600 shareholders who support our vision every day. We're looking forward to another successful year in 2003.

C. John Hipp III | Dwight W. Frierson | Robert R. Horger

2003

- **Open new SCBT headquarters in Columbia**
- **Open a regional headquarters in the Upstate**
- **Open new branch in Rock Hill**
- **Grow from initiatives of past five years**
- **Continue to diversify revenue streams**
- **Continue to focus on efficiency**

"We have never sacrificed financial performance for growth."

Robert R. Hill Jr.
President and Chief Operating Officer
South Carolina Bank and Trust


Growing a Community Bank
for South Carolina

Soundness


SCBT

"Back in the mid 60s I witnessed them supporting the growth of this area; and now, half a lifetime later, I see them still working to help us."

Henry Lawton, Ridgeland, SC

Relationships are how we grow

At South Carolina Bank and Trust, we believe relationship banking is more than a buzzword or slogan...it's how we do business everyday. When our company was founded in 1934, our philosophy was simple; to provide a variety of financial solutions combined with personal banking to local communities. We approach expansion carefully whether in high-growth urban areas or familiar hometowns, with great attention to maintaining our reputation as a sound and stable investment. Decades later, our name has changed but our philosophy remains the same.



Our dedication to getting the job done begins with CEO John Hipp, who washed dishes during the first ever South Carolina Bank and Trust television commercial.

We're committed to keeping our decision-making process at a local level. Our customers know they will get answers at their local branch. The decision-makers are our employees, active members of the communities in which they work and live. The relationships we've developed with our customers have enabled our continued growth. And they will ensure our position for years to come.



LOANS AT YEAR-END
(IN MILLIONS)
$1000.0
$800.0
$600.0
$400.0
$200.0
$0.0
$493.1
$610.5
$729.0
$768.9
$902.6
98
99
00
01
02



DEPOSITS AT YEAR-END
(IN MILLIONS)
$1,000.0
$800.0
$600.0
$400.0
$200.0
$0.0
$611.9
$689.7
$757.6
$811.5
$898.2
98
99
00
01
02

Big bank services.
Small bank service.





"The people at South Carolina Bank and Trust treat their customers like we treat our customers."

Phil and Eleni Haftoglou and John and Maria Saliaris, Orangeburg, SC

Profitability

The folks at The House of Pizza know a lot about customer service. They serve pizza, sandwiches and Greek dishes to more than 300 Orangeburg locals each day. When they made the decision to move their banking relationship from a large national bank to a local one, the restaurant owners turned to South Carolina Bank and Trust. They enjoy working with their banker, Bruce Rheney, who helps them manage their business and personal accounts. The House of Pizza knows high quality customer service is on the menu everyday at South Carolina Bank and Trust.

Business Banking

- **Checking Accounts**
- **Cash Management**
- **Business Link**
- **Credit Options**
- **Streamlining Operations**

"South Carolina Bank and Trust has invested considerable time, talent, and money into our community."

Rose Dukes, Norway, SC

Investing in people and communities

At South Carolina Bank and Trust, our employees are our most valuable asset. That's why we invest heavily in their training and development. Our commitment to our employees has reduced our turnover to an industry low. Each day across South Carolina, our employees deliver unparalleled customer service. We are grateful for their commitment to our vision. We believe it is through our reputation as a good employer that we are able to attract such good bankers. Our employees have fueled our company's steady growth over the years and have attracted many of our new employees.

Travel almost anywhere in South Carolina and you'll find the personalized service of South Carolina Bank and Trust.

Our employees are dedicated to their customers and communities, working to meet the needs of both. Our customers know they can count on us to offer an extra set of helping hands on a community project. Some of our employees have even stepped up to the plate to coach local little league teams. Each community and neighborhood is a vital part of what makes South Carolina special. We believe our branches are community members and want to ensure communities are thriving for generations of South Carolinians to come.


STOCKHOLDERS' EQUITY
(IN MILLIONS)
$125.0
$100.0
$75.0
$50.0
$25.0
$0.0
$74.3
$75.8
$84.9
$93.1
$103.5
98
99
00
01
02





"I know South Carolina Bank and Trust cares about my business and wants it to be successful."

Shelly Cooper, Moncks Corner, SC

When Shelly Cooper purchased Dial-Murray Funeral Home in 1996, her plans for her new business were nearly sidelined by a bad banking relationship. As her frustrations mounted, a friend suggested she look for a bank close to home – South Carolina Bank and Trust. Banker Vicki Walling quickly went out of her way to help Shelly resolve her problems and get her plans back on track. Today, Shelly credits South Carolina Bank and Trust for the ability to expand her Moncks Corner location and for future expansion plans in nearby St. Stephens.

Personal Banking

- **Checking, Credit and Loans**
- **Savings and CDs**
- **Money Management**
- **IRAs and Investing**
- **Trust and Estate Planning**

Growth

"We may not be their biggest customer, but we're certainly made to feel like their most important one."

Will and Elizabeth Dukes
Beaufort, SC

We are on a mission to be South Carolina's bank

Where we are today is the result of many years of work. The process began with a new vision for the future of our company. Our employees' dedication to our corporate vision was paired with careful expansion. Through hard work, we have a new brand name people can connect with from the mountains to the coast. We've upgraded technology and diversified our product offering. We have grown to be South Carolina's bank, offering the products and services of a big bank with the personal touch of a banker who knows and understands our customers' needs.



Our customers said, "Don't change my banker. Don't change my products and services. And don't change your focus." So we didn't.

This year we not only renamed our subsidiaries, we also relocated our corporate headquarters to Columbia. The relocation to our state's capital provides us central access to all areas of South Carolina. We plan to open new branches in 2003 and expect continued growth to come from initiatives already in place in Florence, Rock Hill, Greenville

RETURN ON AVERAGE ASSETS


1.50%
1.20%
0.90%
0.60%
0.30%
0.00%
1.18%
0.98%
1.11%
1.21%
1.28%
98
99
00
01
02

RETURN ON AVERAGE EQUITY


15.00%
12.00%
9.00%
6.00%
3.00%
0.00%
12.14%
10.58%
13.14%
13.64%
14.09%
98
99
00
01
02

and Columbia. Careful growth management allows us to capitalize on opportunities while remaining a sound and stable investment to our stockholders.

As we move forward into the future, we will nurture growing markets while maintaining quality customer service in the communities that helped us establish our strong foundation. These long-time relationships have enabled us to maintain continuous solid financial performance. At South Carolina Bank and Trust, we are proud to once again offer South Carolina a special kind of banking. We have built a bank for the people of South Carolina and hope to have the opportunity to serve you for many years to come.



We expect to continue our growth by nurturing existing relationships and expanding into new areas of our state.



"Our banker makes house calls, so we are open to serve our patients."

Dorian Knight and Debby Cottingham, Florence, SC

With only three employees, Vascular Diagnostics, LLC relies on South Carolina Bank and Trust of the Pee Dee for more than banking expertise. Diagnosing blood clots and sleeping disorders for 250 patients monthly, Dorian and Debby save time by using our small business courier service. They appreciate the extra service and enjoy working with their hometown banker John Hanna. A helpful and professional attitude toward banking goes a long way, especially for small business clients like Vascular Diagnostics.

Diversified Services

- **Mortgage Lending**
- **Trust Planning**
- **Small Business Services**
- **Correspondent Banking**
- **Retail Investments**
- **Sales Finance**



Foundations

From the mountains to the coast.

South Carolina Bank and Trust

Bamberg
317 North Main Street
Bamberg, SC 29003
(803) 245-2416

Beaufort
1121 Boundary Street
Beaufort, SC 29901
(843) 521-5600

Bluffton
1328 Fording Island Road
Bluffton, SC 29910
(843) 837-2100

One Burnt Church Road
Hwy. 278
Bluffton, SC 29910
(843) 837-7726

Cameron
216 N. Boyce Lawton Drive
Cameron, SC 29042
(803) 823-2333

Columbia
520 Gervais Street
Columbia, SC 29201
(803) 771-2265

2010 Clemson Road
Columbia, SC 29229
(803) 736-6479

932 Knox Abbott Road
West Columbia, SC 29169
(803) 739-7029
Loan origination only

Denmark
127 S. Palmetto Avenue
Denmark, SC 29042
(803) 793-3324

Elloree
6512 Old No. 6 Highway
Elloree, SC 29047
(803) 897-2121

Greenville
200 E. Broad Street
Greenville, SC 29601
(864) 250-4455

Hardeeville
26 S. Coastal Highway 17
Hardeeville, SC 29927
(843) 784-3151

Harleyville
122 West Main Street
Harleyville, SC 29448
(843) 462-7687

Hilton Head
81 Main Street
Hilton Head, SC 29926
(843) 342-2100

Lady's Island
184 Sea Island Parkway
Lady's Island, SC 29902
(843) 521-5660

Moncks Corner
317 North Highway 52
Moncks Corner, SC 29461
(843) 761-8024

Norway
8403 Savannah Highway
Norway, SC 29113
(803) 263-4295

Orangeburg
950 John C. Calhoun Drive
Orangeburg, SC 29115
(803) 534-2175

2705 Old Edisto Drive
Orangeburg, SC 29115
(803) 531-0540

1255 St. Matthews Road
Orangeburg, SC 29118
(803) 531-0520

3025 St. Matthews Road
Orangeburg, SC 29115
(803) 531-0550

LEGEND

- South Carolina Bank and Trust
- South Carolina Bank and Trust of the Piedmont
- South Carolina Bank and Trust of the Pee Dee
- CreditSouth *A Division of South Carolina Bank and Trust*

Ridgeland
207 Jacob Smart Boulevard
Ridgeland, SC 29936
(843) 726-5596

Santee
657 Bass Drive
Santee, SC 29142
(803) 854-2451

St. George
5542 Memorial Boulevard
St. George, SC 29477
(843) 563-2324

Walterboro
520 N. Jefferies Boulevard
Walterboro, SC 29488
(843) 549-1553

600 Robertson Boulevard
Walterboro, SC 29488
(843) 549-1553


York
Fort Mill
Greenville
Rock Hill
Columbia
West Columbia
Florence
Cameron
Lake City
Elloree
Norway
Santee
Orangeburg
Denmark
Bamberg
St. George
Waterboro
Ridgeland
Beaufort
Hardeeville
Lady's Island
Bluffton
Hilton Head

We don't force opportunities but we will continue to build on what we have now.

SCBT
SOUTH CAROLINA
BANK AND TRUST

South Carolina Bank and Trust of the Pee Dee

Florence
1600 W. Palmetto Street
Florence, SC 29501
(843) 673-9900

Lake City
266 W. Main Street
Lake City, SC 29560
(843) 394-1417

South Carolina Bank and Trust of the Piedmont

Fort Mill
808 Tom Hall Street
Fort Mill, SC 29715
(803) 548-6292

Rock Hill
1127 Ebenezer Road
Rock Hill, SC 29732
(803) 329-1222

Rock Hill – Eastside
1274 E. Main Street
Rock Hill SC 29730
(803) 329-5100

York
801 East Liberty Street
York, SC 29745
(803) 684-5554

CreditSouth
A Division of South Carolina Bank and Trust

Florence
480 Second Loop Road
Florence, SC 29501
(843) 669-4616

Orangeburg
950 John C. Calhoun Drive
Orangeburg, SC 29115
(803) 536-0706

Big bank services. Small bank service.

First National Corporation Stock Performance & Statistics

The financial information on pages 16 through 19 should be read in conjunction with Management's Discussion and Analysis of Operations and Financial Condition and is qualified in its entirety by reference to the more detailed financial statements and the notes thereto, all of which are contained in First National Corporation's 2002 Annual Report on Form 10-K.

(dollars in thousands except per share)	2002	2001	2000	1999	1998
Stock Performance					
Dividends paid per share	$ 0.57	$ 0.52	$ 0.49	$ 0.47	$ 0.44
Dividend payout ratio	31.74%	32.63%	36.09%	40.14%	33.82%
Dividend yield (based on the average of the high and low for the year)	2.43%	3.28%	3.10%	1.97%	1.94%
Price/earnings ratio (based on year-end stock price and diluted earnings per share)	13.40x	11.03x	8.81x	19.80x	20.83x
Price/book ratio (end of year)	1.78x	1.44x	1.09x	2.08x	2.34x
Common Stock Statistics					
Stock price ranges:					
High	$ 29.36	$ 19.77	$ 20.68	$ 27.95	$ 26.18
Low	17.57	11.82	10.97	20.00	18.86
Close	24.00	17.55	11.93	20.34	22.91
Volume traded (on AMEX)	1,757,890	732,600	617,900	281,300	351,800
As a percentage of average shares outstanding	22.94%	10.45%	8.78%	4.02%	5.26%
Earnings per share (basic)	$ 1.81	$ 1.59	$ 1.36	$ 1.03	$ 1.12
Earnings per share (diluted)	1.79	1.59	1.35	1.02	1.10
Book value per share	13.49	12.15	10.97	9.85	8.46

Quarterly Common Stock Price Ranges and Dividends

	2002			2001			2000		
QUARTER	HIGH	LOW	DIVIDEND	HIGH	LOW	DIVIDEND	HIGH	LOW	DIVIDEND
1st	$23.04	$17.57	$0.136	$18.16	$11.82	$0.127	$20.68	$16.02	$0.118
2nd	27.78	22.50	0.145	17.18	13.64	0.127	16.59	14.72	0.118
3rd	29.36	21.34	0.145	19.77	17.14	0.127	15.45	12.05	0.127
4th	28.24	20.92	0.145	17.87	16.00	0.136	14.26	10.97	0.127

Per share data have been retroactively adjusted to give effect to a ten percent common stock dividend paid to shareholders of record on November 2, 1998, and a ten percent stock dividend paid to shareholders of record on December 6, 2002.

First National Corporation
Selected Consolidated Financial Data

(dollars in thousands except per share)	2002	2001	2000	1999	1998
At December 31					
Assets	$1,144,948	$1,025,682	$969,848	$872,398	$750,077
Loans, net of unearned income	902,563	768,864	729,049	610,541	493,144
Investment securities	164,951	189,933	183,198	195,572	206,137
Deposits	898,163	811,523	757,576	689,665	611,891
Borrowings	49,500	116,117	122,998	103,150	58,500
Stockholders' equity	103,495	93,065	84,936	75,819	74,325
Number of full-service offices	30	30	30	29	25
Full-time equivalent employees	480	442	402	426	353
Selected Ratios					
Return on average equity	14.09%	13.64%	13.14%	10.58%	12.14%
Return on average assets	1.28	1.21	1.11	0.98	1.18
Average equity as a percentage of average assets	9.05	8.91	8.39	9.25	9.68
Asset Quality Ratios					
Allowance for loan losses to period end loans	1.23%	1.28%	1.22%	1.29%	1.41%
Allowance for loan losses to period end nonperforming loans	233.47	203.74	273.14	513.08	448.22
Nonperforming assets to period end loans	0.64	0.63	0.20	0.26	0.31
Nonperforming assets to period end total assets	0.51	0.47	0.15	0.18	0.21
Net charge-offs to average loans	0.25	0.19	0.12	0.12	0.12

First National Corporation
Consolidated Balance Sheets

(dollars in thousands except per share)	2002	2001
Assets		
Cash and cash equivalents:		
Cash and due from banks	$40,479	$40,126
Interest-bearing deposits with banks	35	49
Federal funds sold	—	1,000
Total cash and cash equivalents	40,514	41,175
Investment securities:		
Securities held-to-maturity (fair value of $35,044 in 2002 and $35,662 in 2001)	33,211	35,014
Securities available-for-sale, at fair value	131,740	154,919
Total investment securities	164,951	189,933
Loans	903,956	771,156
Less, unearned income	(1,393)	(2,292)
Less, allowance for loan losses	(11,065)	(9,818)
Loans, net	891,498	759,046
Premises and equipment, net	28,186	19,537
Other assets	19,799	15,991
Total assets	$1,144,948	$1,025,682
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing	146,104	129,698
Interest-bearing	752,059	681,825
Total deposits	898,163	811,523
Federal funds purchased and securities sold under agreements to repurchase	88,616	66,617
Notes payable	49,500	49,500
Other liabilities	5,173	4,977
Total liabilities	1,041,452	932,617
Shareholders' equity:		
Common stock - $2.50 per value; authorized 40,000,000 shares; issued and outstanding 7,673,339 shares in 2002 and 6,964,878 shares in 2001	19,183	17,412
Surplus	62,423	46,016
Retained earnings	20,071	28,485
Accumulated other comprehensive income	1,819	1,152
Total shareholders' equity	103,496	93,065
Total liabilities and shareholders' equity	$1,144,948	$1,025,682

First National Corporation
Consolidated Statements of Income

(dollars in thousands except per share)	2002	2001	2000
Interest income:			
Loans, including fees	$58,119	$63,196	$61,284
Investment securities:			
Taxable	7,307	8,980	9,252
Tax-exempt	1,501	1,606	1,775
Money market funds	404	108	—
Federal funds sold and securities purchased under agreements to resell	107	578	1,501
Deposits with banks	49	4	34
Total interest income	67,487	74,472	73,846
Interest expense:			
Deposits	15,382	25,423	25,458
Federal funds purchased and securities sold under agreements to repurchase	874	2,438	5,923
Notes payable	2,492	2,111	1,851
Total interest expense	18,748	29,972	33,232
Net interest income:			
Net interest income	48,739	44,500	40,614
Provision for loan losses	3,227	2,304	1,838
Net interest income after provision for loan losses	45,512	42,196	38,776
Noninterest income:			
Service charges on deposit accounts	10,899	7,750	7,358
Other service charges and fees	6,782	5,360	3,613
Gain on sale of securities available-for-sale	—	570	—
Total noninterest income	17,681	13,680	10,971
Noninterest expenses:			
Salaries and employee benefits	24,136	19,757	17,304
Net occupancy expense	2,319	2,053	1,989
Furniture and equipment expense	3,858	3,723	3,569
Other expense	12,254	11,600	11,234
Total noninterest expenses	42,567	37,133	34,096
Earnings:			
Income before provision for income taxes	20,626	18,743	15,651
Provision for income taxes	6,792	6,486	5,118
Net income	$13,834	$12,257	$10,533
Earnings per share			
Basic	1.80	1.59	1.36
Diluted	1.79	1.59	1.36

First National Corporation Board of Directors



Colden R. Battey Jr.
Partner and Attorney
Harvey & Battey
Beaufort, SC

Luther J. Battiste III
Partner and Attorney
Johnson, Toal & Battiste, P.A.
Columbia and Orangeburg, SC

Charles W. Clark*
President
Santee Shores, Inc.
Santee, SC

M. Oswald Fogle
President and
Chief Executive Officer
Decolam, Inc.
Orangeburg, SC

Dwight W. Frierson*
Vice Chairman of the Board
First National Corporation
Vice President and
General Manager
Coca-Cola Bottling Company
Orangeburg, SC

John L. Gramling Jr.
Farmer
Orangeburg, SC

Richard L. Gray*
Chairman of the Board
Grayco Company
Beaufort, SC

Robert R. Hill Jr.
President and
Chief Operating Officer
South Carolina Bank and Trust
Columbia, SC

First National Corporation Board of Directors *(continued)*

C. John Hipp III*
Chief Executive Officer
First National Corporation
South Carolina Bank and Trust
Columbia, SC

Robert R. Horger*
Chairman of the Board
First National Corporation
Attorney
Horger, Barnwell & Reid
Orangeburg, SC

Harry M. Mims Jr.*
President
J.F. Cleckley & Company
Orangeburg, SC

Ralph W. Norman
President
Warren Norman Co., Inc.
Rock Hill, SC

Anne H. Oswald
Oswald, White & Associates, Inc.
Walterboro, SC

Samuel A. Rodgers
Vice Chairman
Carolina Eastern
Scranton, SC

James W. Roquemore*
Chief Executive Officer
Patten Seed Company, Inc.
General Manager
Super-Sod
Orangeburg, SC

Thomas E. Suggs*
President and
Chief Executive Officer
Keenan & Suggs, Inc.
Columbia, SC

A. Dewall Waters
Partner
Main-Waters Enterprises
Partnership
Orangeburg, SC

J. W. Williamson III
President
J. W. Williamson Ginnery, Inc.
Denmark, SC

Cathy Cox Yeadon
Human Resources Manager
Cox Wood Preserving Co., Inc.
Orangeburg, SC

Robert H. Jennings III
(Chairman Emeritus)
First National Corporation
South Carolina Bank and Trust
Columbia, SC

J. Carlisle McAlhany (Emeritus)
Retired Farmer and
Cotton Broker
St. George, SC

Larry D. Westbury (Emeritus)
Retired President and Chairman
First National Corporation
South Carolina Bank and Trust
Columbia, SC

Executive Officers

Robert R. Horger
Chairman of the Board

C. John Hipp III
Chief Executive Officer

Richard C. Mathis
Executive Vice President and
Chief Financial Officer

Dwight W. Frierson
Vice Chairman of the Board

James C. Hunter Jr.
Executive Vice President
and Secretary

John C. Pollok
Senior Executive Vice President and
Chief Administrative Officer

Joe Burns
Executive Vice President and
Chief Credit Officer

Loran Adams
Senior Vice President and
General Auditor



First National Corporation Executive Management Committee

*Member Executive Committee

South Carolina Bank and Trust

Executive Management Committee – First National Corporation

C. John Hipp III
Chief Executive Officer

Robert R. Hill Jr.
President and
Chief Operating Officer
South Carolina Bank and Trust
Columbia, SC

John C. Pollok
Senior Executive Vice President and
Chief Administrative Officer

Richard C. Mathis
Executive Vice President and
Chief Financial Officer

Joe Burns
Executive Vice President and
Chief Credit Officer

Allen Hay
Executive Vice President
Support Services

Don Kerr
Executive Vice President and
Chief Technology Officer

Thomas S. Camp
President and
Chief Executive Officer
South Carolina Bank and Trust
of the Piedmont
Rock Hill, SC

Executive Officers

C. John Hipp III
Chief Executive Officer

Robert R. Hill Jr.
President and
Chief Operating Officer

John C. Pollok
Senior Executive Vice President and
Chief Administrative Officer

Richard C. Mathis
Executive Vice President and
Chief Financial Officer

Joe Burns
Executive Vice President and
Chief Credit Officer

Allen Hay
Executive Vice President
Support Services

James C. Hunter Jr.
Executive Vice President
and Secretary

Don Kerr
Executive Vice President and
Chief Technology Officer

Dane Murray
Executive Vice President

Alex Shuford
Executive Vice President

Board of Directors

Colden R. Battey Jr.
Partner and Attorney
Harvey & Battey
Beaufort, SC

Luther J. Battiste III
Partner and Attorney
Johnson, Toal & Battiste, P.A.
Columbia and Orangeburg, SC

Charles W. Clark*
President
Santee Shores, Inc.
Santee, SC

M. Oswald Fogle
President and
Chief Executive Officer
Decolam, Inc.
Orangeburg, SC

Dwight W. Frierson*
Vice President and
General Manager
Coca-Cola Bottling Company
Orangeburg, SC

John L. Gramling Jr.
Farmer
Orangeburg, SC

Richard L. Gray*
Chairman of the Board
Grayco Company
Beaufort, SC

Robert R. Hill Jr.
President and
Chief Operating Officer
South Carolina Bank and Trust
Columbia, SC


SOUTH
CAROLINA

South Carolina Bank and Trust President, Regional Presidents and Regional Executives

C. John Hipp III*
Chief Executive Officer
First National Corporation
South Carolina Bank and Trust
Columbia, SC

Robert R. Horger*
Chairman of the Board
First National Corporation
Attorney
Horger, Barnwell & Reid
Orangeburg, SC

Harry M. Mims Jr.*
President
J.F. Cleckley & Company
Orangeburg, SC

Anne H. Oswald
Oswald, White & Associates, Inc.
Walterboro, SC

James W. Roquemore*
Chief Executive Officer
Patten Seed Company, Inc.
General Manager
Super-Sod
Orangeburg, SC

Thomas E. Suggs*
President and
Chief Executive Officer
Keenan & Suggs, Inc.
Columbia, SC

A. Dewall Waters
Partner
Main-Waters Enterprises
Partnership
Orangeburg, SC

J. W. Williamson III
President
J. W. Williamson Ginnery, Inc.
Denmark, SC

Cathy Cox Yeadon
Human Resources Manager
Cox Wood Preserving Co., Inc.
Orangeburg, SC

Directors Emeriti
Robert H. Jennings, III
J. Carlisle McAlhany
Larry D. Westbury

*Member Executive Committee

South Carolina Bank and Trust of the Piedmont

Executive Officers

Frank M. Wilkerson Jr.
Chairman of the Board

R. Wesley Hayes Jr.
Vice Chairman of the Board

Thomas S. Camp
President and
Chief Executive Officer

J. Gary Hood
Executive Vice President
and Chief Operating Officer

Board of Directors

Bernard N. Ackerman, CPA, PA
Rock Hill, SC

Thomas S. Camp
President and
Chief Executive Officer
South Carolina Bank and Trust
of the Piedmont
Rock Hill, SC

Frank S. Campbell
President
AME, Inc.
Fort Mill, SC

Dwight W. Frierson
Vice President and
General Manager
Coca-Cola Bottling Company
Orangeburg, SC

R. Wesley Hayes Jr.
Attorney
Harrelson and Hayes
Rock Hill, SC

C. John Hipp III
Chief Executive Officer
First National Corporation
South Carolina Bank and Trust
Columbia, SC

Ralph W. Norman Jr.
President
Warren Norman Co., Inc.
Rock Hill, SC

Jolene Stepp Setliff
President
Stepp-Tuttle Realty
Rock Hill, SC

Jay K. Shah, MD
Carolina Cardiology Associates
Rock Hill, SC

Jacob D. Smith
President
Smith Enterprises, Inc.
Rock Hill, SC

Frank M. Wilkerson Jr.
President
Wilkerson Fuel Co., Inc.
Rock Hill, SC

South Carolina Bank and Trust of the Pee Dee

Executive Officers

Samuel A. Rodgers
Chairman of the Board

John L. Hanna
Executive Vice President
County Executive

Board of Directors

Dr. J. William Burch
Dentist-Farmer-Businessman
Lake City, SC

Dr. W. S. "Bill" Edwards
Orthopedic Surgeon
Pee Dee Orthopedic Assoc.
Florence, SC

C. John Hipp III
Chief Executive Officer
First National Corporation
South Carolina Bank and Trust
Columbia, SC

Robert R. Horger
Chairman of the Board
First National Corporation
Attorney
Horger, Barnwell & Reid
Orangeburg, SC

Dr. F. Gregg Jones
Anesthesiologist
Medical Anesthesia
Consultants, LLC
Florence, SC

Samuel A. Rodgers
Vice Chairman
Carolina Eastern
Scranton, SC

Jerry Shealy
President
Jerry Shealy Agency, Inc.
Florence, SC

Samuel F. Sparrow
Enrolled Agent
Florence, SC

D. P. "Tilly" Thompson
(Emeritus)
Retired Executive Officer
Belk
Florence, SC



Corporate Information

General Office

First National Corporation
520 Gervais Street
Columbia, SC 29201
(803) 771-2265

Annual Meeting

The Annual Meeting of Shareholders will be held at 2 p.m. on Tuesday, April 22, 2003 in the Dorchester-Jasper Room on the 2nd Floor, 520 Gervais Street in Columbia, South Carolina.

Form 10-K & Other Information

Copies of First National Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K (excluding exhibits thereto), and other information may be obtained without charge by written request to:
John L. Phillips
Corporate Controller
First National Corporation
Post Office Box 1030
Columbia, South Carolina 29202
(803) 771-2265

Analyst Contact

Richard C. Mathis
Chief Financial Officer
First National Corporation
Post Office Box 1030
Columbia, South Carolina 29202
(803) 771-2265

Stock Information

The Company's Common Stock is listed on the American Stock Exchange under the trading symbol FNC.

Website

www.SCBandT.com

First National Corporation
520 Gervais Street • Columbia, SC 29201
800-277-2175 • 803-771-2265


SCBT
SOUTH
CAROLINA
BANK AND TRUST